Exhibit 99.4

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

REPLY SLIP

To: PetroChina Company Limited (the “Company”)

I/We1                                                                                            (English name):                                                                                            of

(address as shown in the register of members) (telephone number(s)2:                                                              ) being the registered holder(s) of3                                                           A shares/H shares4 of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the extraordinary general meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC at 9 a.m. on 20 October 2016.

Date:                                                                       2016

Signature(s):

Notes:

(1)	Please insert full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.
(2)	Please insert telephone number(s) at which you can be contacted for confirmation purpose.
(3)	Please insert the number of shares registered under your name(s).
(4)	Please delete as appropriate.
(5)	The completed and signed reply slip should be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) on or before Friday, 30 September 2016 personally, by mail or by fax (fax number: (8610) 6209 9557).